MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel
+972 (77) 971-4100

March 25, 2025

Via EDGAR Transmission

Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MediWound Ltd. Registration Statement on Form F-3 Filed March 19, 2025 Registration No. 333-285908

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 27, 2025 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as MediWound Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Michael J. Rosenberg of Latham & Watkins LLP, counsel to the Company, at (212) 906-1829, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

MediWound Ltd.

By:	/s/ Hani Luxenburg
Name: Hani Luxenburg Title: Chief Financial Officer

cc: Yaron Meyer, MediWound Ltd.
      Joshua Kiernan, Latham & Watkins LLP
      Michael J. Rosenberg, Latham & Watkins LLP.